Atlassian Announces Second Quarter Fiscal Year 2016 Results

Quarterly revenue of $109.7 million, up 45% year-over-year
Quarterly IFRS operating income of $3.4 million and non-IFRS operating income of $20.3 million
Quarterly non-IFRS free cash flow of $28.8 million

SAN FRANCISCO (February 4, 2016) & SYDNEY (February 5, 2016) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its second quarter of fiscal 2016 ended December 31, 2015.

"We achieved a strong first quarter as a public company, with a combination of continued growth and profitability," said Scott Farquhar, Atlassian’s co-CEO and co-founder. "Our business performed well as teams increasingly rely on our software to collaborate around shared work. We continue to leverage our highly-automated distribution model to make deep investments in product development, which most notably resulted in the launch of three purpose-built versions of JIRA that takes our flagship product into new markets. With products that support every aspect of team collaboration, we're well positioned to reach the Fortune 500,000 with the tools needed to create a more open and productive way to work."

Second Quarter Fiscal Year 2016 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $109.7 million for the second quarter of fiscal 2016, up 45% from $75.8 million for the second quarter of fiscal 2015.

•	Operating Income: Operating Income was $3.4 million for the second quarter of fiscal 2016, compared with $4.1 million for the second quarter of fiscal 2015.

•
Net Income and Net Income Per Diluted Share: Net income was $5.1 million for the second quarter of fiscal 2016, compared with $5.0 million for the second quarter of fiscal 2015. Net income per diluted share was $0.03 for the second quarter of fiscal 2016, compared with net income per diluted share of $0.03 for the second quarter of fiscal 2015.

•
Balance Sheet: Cash and cash equivalents and short-term investments at the end of the second quarter of fiscal 2016 totaled $682.0 million, compared with $217.3 million at the end of the fourth quarter of fiscal 2015.

On a non-IFRS basis, Atlassian reported:

•	Operating Income: Operating income was $20.3 million for the second quarter of fiscal 2016, compared with $15.3 million for the second quarter of fiscal 2015.

•
Net Income and Net Income Per Diluted Share: Net income was $19.1 million for the second quarter of fiscal 2016, compared with $14.3 million for the second quarter of fiscal 2015. Net income per diluted share was $0.11 for the second quarter of fiscal 2016, compared with $0.09 per diluted share for the second quarter of fiscal 2015.

•
Free Cash Flow: Cash flow from operations was $31.9 million for the second quarter of fiscal 2016, resulting in free cash flow of $28.8 million after taking into consideration $3.1 million of capital expenditures.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customers: Atlassian ended its second quarter of fiscal 2016 with a total customer count on an active subscription or maintenance agreement basis of 54,262, a 27% increase over the comparable prior year period. Atlassian added more than 2,600 net new customers during the second quarter.

•
JIRA: Atlassian transformed its flagship JIRA product, one of the leading software development tools for agile software teams worldwide, into three standalone offerings that expand the markets it serves: JIRA Software for agile development teams, JIRA Service Desk for IT and service teams, and JIRA Core for non-technical business teams such as HR, Finance, Legal and Marketing.

•
Atlassian Marketplace: Atlassian launched HipChat Connect, which allows third-party developers to create full-featured apps for HipChat available through the Atlassian Marketplace. With over 2,000 add-ons designed to enhance Atlassian products, the Atlassian Marketplace is one of the largest enterprise software marketplaces.

•
New CTO: Atlassian announced the hiring of a Chief Technology Officer (CTO), Sri Viswanath. Sri was previously CTO and SVP of Engineering & Operations at Groupon. Sri brings significant experience developing large-scale technology platforms to Atlassian, and commenced his new role in January 2016.

•	IPO: Atlassian completed its initial public offering in December 2015, raising net proceeds to the company, after expenses, of $431.4 million.
Financial Targets:
Atlassian is providing its financial targets for the third quarter and fiscal year 2016. The company’s financial targets are as follows:

•	Third Quarter Fiscal Year 2016:

•	Total revenue is expected to be in the range of $113 million to $115 million.

•	Gross profit margin is expected to be approximately 82% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating income margin is expected to be -9% to -8% on an IFRS basis and 11% to 12% on a non-IFRS basis.

•	Weighted average share count is expected to be in the range of 231 million to 233 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be approximately ($0.05) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.05 to $0.06 on a non-IFRS basis.

•	Fiscal Year 2016:

•	Total revenue is expected to be in the range of $443 million to $447 million.

•	Gross profit margin is expected to be approximately 83% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating income margin is expected to be approximately -4% on an IFRS basis and approximately 15% on a non-IFRS basis.

•	Weighted average share count is expected to be in the range of 202 million to 204 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be in the range of ($0.11) to ($0.10) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.30 to $0.31 on a non-IFRS basis.

•	Free cash flow is expected to be in the range of $80 million to $83 million.

With respect to Atlassian's expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross profit margin, operating income margin and net income per diluted share has been provided in the financial statement tables included in this press release.

Webcast and Conference Call Details:

•	When: February 4, 2016 at 2:00 P.M. Pacific Time (5:00 P.M. Eastern Time).

•
Webcast:  A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: http://investors.atlassian.com. Following the call, a replay will be available on the same website. Atlassian uses the http://investors.atlassian.com website as a means of disclosing material non-public information and for complying with disclosure obligations.

•
Dial in:  To access the call via telephone in North America, please dial 1-866-270-1533. For international callers, please dial 1-412-317-0797. Participants should request the “Atlassian call” after dialing in.

•
Audio replay:  An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10079274). International callers, please dial 1-412-317-0088 (access code 10079274).

Earnings materials, financial targets and an investor data sheet are posted to the Investor Relations section of Atlassian's website in advance of the conference call for reference. A reconciliation between IFRS and non-IFRS results is also provided on the same website.
About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 54,000 large and small organizations – including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA – use Atlassian’s project tracking, content creation and sharing and real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at http:/atlassian.com.
Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Heather Staples
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “may,” “will,” “should,” “might,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this press release include, but are not limited to, statements about our products, including our investments in products, technology and other key strategic areas, such as our ability to attract and retain customers, our ability to innovate and provide a superior customer service experience, our ability to expand into new markets, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross profit margin, operating income margin, net income per diluted share and free cash flow.
Atlassian undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Atlassian’s results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect Atlassian’s financial results is included in filings it makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the company’s Form F-1 previously filed with the SEC and Form 6-K report that will be filed with the SEC. These documents are available on the SEC Filings section of the Investor Relations section of Atlassian's website at: http://investors.atlassian.com.
About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow. Management believes that the use of non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period to period comparisons of results of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:
Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangibles.
Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangibles.
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share-based compensation, amortization of acquired intangibles and related income tax effects on these items.
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consist of purchases of property, equipment and software. Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
We exclude expenses related to share-based compensation, amortization of acquired intangibles and income tax effect on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangibles and the tax effects of those items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and RSUs in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our initial public offering. We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and provide comparability.
Our management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	as a measure of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors concerning our financial performance.
The tables in this press release titled "Reconciliation of IFRS to Non-IFRS Results" and "Reconciliation of Selected IFRS to Non-IFRS Financial Targets" provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Revenues
Subscription	$33,911	$20,083	$64,378	$37,259
Maintenance	53,508	38,451	103,862	73,203
Perpetual license	15,645	14,321	31,146	27,238
Other	6,642	2,971	12,142	6,048
Total revenues	109,706	75,826	211,528	143,748
Cost of revenues (1) (2)	18,473	12,354	34,893	24,200
Gross profit	91,233	63,472	176,635	119,548
Operating expenses
Research and development (1)	47,846	31,543	93,306	60,768
Marketing and sales (1) (2)	21,713	16,988	37,975	28,985
General and administrative (1)	18,307	10,821	34,909	23,241
Total operating expenses	87,866	59,352	166,190	112,994
Operating income	3,367	4,120	10,445	6,554
Other non-operating income (expense), net	(181)	(908)	(784)	(2,127)
Finance income	123	81	169	154
Finance costs	(49)	(16)	(57)	(32)
Income before income tax benefit	3,260	3,277	9,773	4,549
Income tax benefit	1,805	1,734	374	4,045
Net income	$5,065	$5,011	$10,147	$8,594
Net income per share attributable to ordinary shareholders:
Basic	$0.03	$0.03	$0.06	$0.05
Diluted	$0.03	$0.03	$0.06	$0.05
Weighted-average shares outstanding used to compute net income per share attributable to ordinary shareholders:
Basic	160,328	144,008	152,168	144,008
Diluted	165,730	145,493	155,576	145,493

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Cost of revenues	$1,301	$739	$2,507	$1,191
Research and development	7,777	6,181	13,698	10,813
Marketing and sales	3,064	1,784	5,806	2,926
General and administrative	2,910	953	7,137	2,653

(2)Amounts include amortization of acquired intangibles, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Cost of revenues	$1,830	$1,529	$3,575	$3,151
Marketing and sales	22	8	43	16

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	December 31, 2015	June 30, 2015
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$570,268	$187,094
Short-term investments	111,718	30,251
Trade and other receivables	18,273	13,371
Current tax receivables	6,857	939
Prepaid expenses and other current assets	6,792	6,976
Total current assets	713,908	238,631
Non-current assets:
Property and equipment, net	41,202	41,948
Deferred tax assets	130,297	81,519
Goodwill	7,110	7,152
Intangible assets, net	17,402	21,099
Other non-current assets	5,812	6,812
Total non-current assets	201,823	158,530
Total assets	$915,731	$397,161
Liabilities
Current liabilities:
Trade and other payables	$41,999	$52,636
Current tax liabilities	69	973
Provisions	3,571	3,314
Deferred revenue	145,217	131,231
Total current liabilities	190,856	188,154
Non-current liabilities:
Deferred tax liabilities	5,515	4,919
Provisions	1,898	1,873
Deferred revenue	5,600	5,334
Other non-current liabilities	7,228	6,827
Total non-current liabilities	20,241	18,953
Total liabilities	$211,097	$207,107
Equity
Share capital	$21,213	$18,461
Share premium	438,487	5,744
Other components of equity	38,952	39,194
Share-based payments reserve	180,933	111,753
Retained earnings	25,049	14,902
Total equity	$704,634	$190,054
Total liabilities and equity	$915,731	$397,161

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Operating activities
Income before income tax	$3,260	$3,277	$9,773	$4,549
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation and amortization	5,372	3,551	9,906	7,139
Net loss on disposal of property and equipment	137	7	137	7
Net unrealized foreign currency (gain) loss	(130)	541	434	1,451
Share-based payment expense	15,052	9,657	29,148	17,583
Change in fair value of contingent consideration	—	—	—	(155)
Interest income	(123)	(81)	(169)	(154)
Changes in assets and liabilities:
Trade and other receivables	(4,552)	2,303	(4,314)	(724)
Prepaid expenses and other current assets and other non-current assets	1,850	212	(28)	(88)
Trade and other payables, provisions and other non-current liabilities	5,962	7,705	(4,742)	(1,834)
Deferred revenue	7,551	8,466	14,252	17,509
Interest received	23	52	106	107
Income tax paid, net of refunds	(2,503)	(1,203)	(8,200)	(1,249)
Net cash provided by operating activities	31,899	34,487	46,303	44,141
Investing activities
Business combinations, net of cash acquired	—	(135)	—	(3,335)
Purchases of property and equipment	(3,133)	(8,760)	(9,288)	(13,938)
Purchases of intangible assets	—	—	—	(900)
Purchases of short-term investments and deposits	(112,243)	(82)	(116,643)	(19,318)
Proceeds from maturities of short-term investments and deposits	15,040	159	34,622	19,527
Payment of deferred consideration	—	—	(1,025)	—
Net cash used in investing activities	(100,336)	(8,818)	(92,334)	(17,964)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs	433,192	—	431,447	—
Proceeds from exercise of share options, including early exercised options	2,291	286	3,502	740
Employee payroll taxes paid related to net share settlement of equity awards	(5,395)	—	(5,395)	—
Net cash provided by financing activities	430,088	286	429,554	740
Effect of exchange rate changes on cash and cash equivalents	285	(415)	(349)	(1,111)
Net increase in cash and cash equivalents	361,936	25,540	383,174	25,806
Cash and cash equivalents at beginning of period	208,332	117,032	187,094	116,766
Cash and cash equivalents at end of period	$570,268	$142,572	$570,268	$142,572

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Gross profit:
IFRS gross profit	$91,233	$63,472	$176,635	$119,548
Plus: Share-based payment expense	1,301	739	2,507	1,191
Plus: Amortization of acquired intangibles	1,830	1,529	3,575	3,151
Non-IFRS gross profit	$94,364	$65,740	$182,717	$123,890
Operating income:
IFRS operating income	$3,367	$4,120	$10,445	$6,554
Plus: Share-based payment expense	15,052	9,657	29,148	17,583
Plus: Amortization of acquired intangibles	1,852	1,537	3,618	3,167
Non-IFRS operating income	$20,271	$15,314	$43,211	$27,304
Net income:
IFRS net income	$5,065	$5,011	$10,147	$8,594
Plus: Share-based payment expense	15,052	9,657	29,148	17,583
Plus: Amortization of acquired intangibles	1,852	1,537	3,618	3,167
Less: Income tax effects and adjustments	(2,859)	(1,936)	(5,424)	(3,956)
Non-IFRS net income	$19,110	$14,269	$37,489	$25,388
Net income per share:
IFRS net income per share - basic	$0.03	$0.03	$0.06	$0.05
Plus: Share-based payment expense	0.10	0.07	0.20	0.13
Plus: Amortization of acquired intangibles	0.01	0.01	0.02	0.02
Less: Income tax effects and adjustments	(0.02)	(0.01)	(0.03)	(0.02)
Non-IFRS net income per share - basic	$0.12	$0.10	$0.25	$0.18
Weighted-average shares used in computing basic IFRS and Non-IFRS net income per share:	160,328	144,008	152,168	144,008

IFRS net income per share - diluted	$0.03	$0.03	$0.06	$0.05
Plus: Share-based payment expense	0.09	0.06	0.17	0.11
Plus: Amortization of acquired intangibles	0.01	0.01	0.02	0.02
Less: Income tax effects and adjustments	(0.02)	(0.01)	(0.03)	(0.02)
Non-IFRS net income per share - diluted	$0.11	$0.09	$0.22	$0.16
Weighted-average shares used in computing diluted Non-IFRS net income per share:	179,776	162,370	172,147	162,661

Weighted-average diluted shares outstanding:
Weighted-average shares used in computing diluted IFRS net income per share:	165,730	145,493	155,576	145,493
Plus: Additional dilution from share options and RSUs granted in periods prior to IPO	14,046	16,877	16,571	17,168
Weighted-average shares used in computing diluted non-IFRS net income per share:	179,776	162,370	172,147	162,661
Free cash flow:
IFRS net cash provided by operating activities	$31,899	$34,487	$46,303	$44,141
Less: Capital expenditures	(3,133)	(8,760)	(9,288)	(14,838)
Free cash flow	$28,766	$25,727	$37,015	$29,303

Atlassian Corporation Plc
Reconciliation of Selected IFRS to Non-IFRS Financial Targets

	Three months ended March 30, 2016	Twelve months ended June 30, 2016
Revenue	$113 million to $115 million	$443 million to $447 million

IFRS gross profit	82%	83%
Share-based payment expense	2	1
Amortization of acquired intangibles	2	2
Non-IFRS gross profit	86%	86%

IFRS operating income	(9%) to (8%)	(4%)
Share-based payment expense	18	17
Amortization of acquired intangibles	2	2
Non-IFRS operating income	11% to 12%	15%

IFRS net loss per share - diluted	($0.05)	($0.11) to ($0.10)
Share-based payment expense	0.09	0.37
Amortization of acquired intangibles	0.01	0.04
Income tax effects and adjustments	0.01	0.00
Non-IFRS net income per share - diluted	$0.05 to $0.06	$0.30 to $0.31
Weighted-averages shares used in computing diluted non-IFRS net income per share	231 million to 233 million	202 million to 204 million